Ceasing Control of Credit Suisse Global Small Cap Advisor

As of April 30, 2008, First Union National Bank Cust FBO Various Retirement Plans ("Shareholder") owned 4,391.748 shares of the Fund, which represented 26.06% of the Fund. As of October 31, 2008, Shareholder owned 3,621.234 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.